Filed pursuant to Rule 433
Registration Statement No. 333-164563

Zion Oil & Gas Newsletter
January 29, 2010

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Dear Shareholder and/or Friend of Zion...

On Sunday, January 24, 2010, the Jerusalem Post ran an article on William "Tex" Moncrief, a Texas billionaire wildcatter. In particular, one quote from "Tex" Moncrief caught my eye:

"Sometimes, when you don't find what you're looking for, you have to just keep on going."

No argument from me, as that's just what Zion Oil & Gas is about. However, I do believe that we are now beginning to find what we are looking for.

The past week has been eventful, both for the rig crew and support staff at the rig site and the administrative staff at Zion's offices.

As you can read below, we have almost concluded (successfully, we hope and believe) the fishing operation at the Elijah #3 site, seen more crude oil at the Ma'anit-Rehoboth #2 well site, agreed to terms for the field seismic acquisition on the Issachar-Zebulun Permit area and planned for the future by filing 'shelf offering' documentation with the SEC. Please read on for more details and explanation.

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 Here is this week's operations update.

Drilling Operations at the Elijah #3 Well

The Elijah #3 site

In last week's update, I noted that we had drilled the Elijah #3 to a depth of approximately 10,938 feet (3,334 meters) and that the drill string was stuck within the Asher Volcanics section of the hole.

I also explained that, in order to free the pipe, we had implemented a fishing procedure with specially constructed tools suited to our specific requirements.

Last week, we had initial success with a 'back off' operation (unscrewing the stuck pipe with a 'string shot' - an explosive cord) and then, this past week, we ran 'wash pipe' (large diameter pipe) in order to 'wash over' the remaining fish in the hole.

At the current rate of penetration through the Asher Volcanics, we expect that, very early next week, we will be able to access the fish and begin its retrieval from the hole, so we are now 'cautiously optimistic' that, next week, we will be able to resume drilling towards our target depths.

I am reminded of a phrase that I heard many years ago: "Success is defined by how high you bounce, when you hit the bottom."

Our drill pipe became stuck near the bottom of the well, but we are working through the problem and expect to resume drilling... hopefully to the success that we believe will come... in G-d's good time. (Ecclesiastes 3:1)

The Ma'anit-Rehoboth #2 Well

The Ma'anit-Rehoboth #2 Well Site, showing the well head

Left to Right: Dr. Eli Tannenbaum, Dr. Eliezer Kashai (Zion's Vice President – Israeli Exploration), Stephen Pierce (Zion's Exploration Manager)

The Ma'anit-Rehoboth #2 well was drilled to a depth of 17,913 feet (5,460 meters). The well penetrated a number of geologic formations that have been preliminarily deemed to have hydrocarbon potential and we retrieved a small quantity of crude oil.

As you can see in the photograph above, Dr. Eli Tennenbaum met with our senior geologists and delivered the preliminary analysis of the samples recovered at the Ma’anit-Rehoboth #2 well. The samples were confirmed to be crude oil.

The chemical composition of the oil indicated that it was not, as we expected, oil from the Triassic geological period, but from the Cretaceous geological period and similar in nature to that recovered by others in the Dead Sea area.

Our geologists are now working on their analysis of the possible alternatives for the migration of the Cretaceous oil from Cretaceous source rocks into Triassic reservoir rocks.

The good news is that Israel has a very large extent of late Cretaceous source rock, so this is positive for the potential quantities of oil that may be hidden underneath Israel’s continental shelf.

The current working hypothesis of our geologists is that the oil matured offshore Israel and migrated both horizontally and vertically to structurally higher but older Triassic rock, onshore Israel.  As both oil and gas are lighter than water, they always migrate vertically, but in our license area, the oil seems to have also migrated horizontally.

As I mentioned last week, since we completed drilling the well, we periodically open a surface valve to release pressure that builds up in the well. This past week one of our staff opened a surface valve and (again) found that there was crude oil and possible condensate.

To repeat, we are unsure as to whether we have made a discovery of any hydrocarbon reservoir or, if such a reservoir exists, whether it would be commercially viable, but this well does give us constant cause for optimism.

The Issachar-Zebulun Permit Area

Left to Right: Dr. Eliezer Kashai (Zion's Vice President – Israeli Exploration), Stephen Pierce (Zion's Exploration Manager), Dr. Uri Frieslander (GII), Gerald Brounstein (Zion's outside counsel)

On Sunday, January 24, 2010, we held a meeting with Dr. Uri Frieslander of the Geophysical Institute of Israel (GII), in order to agree the remaining details regarding our planned field seismic acquisition of approximately 30 kilometers of field seismic, in the Issachar-Zebulun Permit area.

Due to GII's schedule, the field work is now scheduled to begin in mid-April 2010 and last until mid-May 2010.

We have agreed the contract details and I have signed the contract. I am now waiting for GII's authorized signatory to sign on GII's behalf. I have been told by GII that he will sign the contract on Sunday, January 31, 2010.

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Below this update you can read the press release that we issued on Thursday, January 28, 2010, just after we filed a registration statement for a ‘shelf offering’, with the U.S. Securities and Exchange Commission (SEC). This is part of our forward-looking 'strategic planning'.

After being declared effective by the SEC, the shelf registration statement will allow Zion, should it be needed (and subject, of course, to market conditions then prevailing) to sell its securities to a maximum of $50 million in gross proceeds. Details as to any such sales, if they occur, would be included in reports subsequently filed with the SEC.

The good news is that, once the registration statement is declared effective, Zion will have tremendous flexibility. So, until we have a firm need, we don't have to define either the stock price or the quantity of stock being offered.

To quote from the press release:

"Zion Oil does not currently have any commitments or specific plans to sell securities."

"Zion intends to use the net proceeds from any sale of securities under the shelf registration statement for Zion’s multi-well drilling plan, including costs associated with drilling operations, drilling equipment, completion operations, production equipment, seismic acquisition or general corporate purposes."

We continue to attract attention in interest in our work. On January 24th, GLOBES (Israel's premier business daily) ran a large (and positive, I believe) article on Zion Oil & Gas, Inc.

I can tell you that I am really looking forward to next week, as I believe that we will see the fruition of the last few weeks' work and the end to the frustration of the stuck pipe in the Elijah #3 well. Such is life.

"In your good pleasure, make Zion prosper..."

Psalm 51:18

Thank you for your support of Zion, and

Shalom from Israel

Richard Rinberg

CEO of Zion Oil & Gas, Inc.

www.zionoil.com

FORWARD LOOKING STATEMENTS: Statements in this communication that are not historical fact, including statements regarding Zion's planned operations, geophysical and geological data and interpretation, anticipated attributes of geological strata being drilled, drilling efforts and locations, the presence or recoverability of hydrocarbons, timing and potential results thereof and plans contingent thereon and rights offering are forward-looking statements as defined in the "Safe Harbor" provisions of the Private Securities Litigation Reform Act of 1995. These forward looking statements are based on assumptions that are subject to significant known and unknown risks, uncertainties and other unpredictable factors, many of which are described in Zion's periodic reports filed with the SEC and are beyond Zion's control. These risks could cause Zion's actual performance to differ materially from the results predicted by these forward-looking statements. Zion can give no assurance that the expectations reflected in these statements will prove to be correct and assumes no responsibility to update these statements.

NOTICE
Zion Oil & Gas, Inc. has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about Zion Oil & Gas and its offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Zion Oil & Gas will send you the prospectus if you request it by calling toll free 1-888-TX1-ZION ( 1-888-891-9466 ).

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Contact Information

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More information about Zion is available at www.zionoil.com or by contacting Michael Williams at Zion Oil & Gas, Inc., 6510 Abrams Rd., Suite 300, Dallas, TX 75231; telephone 1-214-221-4610; email: dallas@zionoil.com

PRESS RELEASE

ZION OIL FILES SHELF REGISTRATION STATEMENT

Dallas, Texas and Caesarea, Israel - January 28, 2010 - Zion Oil & Gas, Inc. (NASDAQ GM: ZN) announced today that it has filed a Form S-3 shelf registration statement with the Securities and Exchange Commission (SEC). When declared effective by the SEC, Zion will have the option to offer and sell, from time to time in one or more offerings, up to $50 million of common stock, debt securities, warrants to purchase any of these securities, or any combination of such securities. The securities may be offered in one or more offerings, and at prices subject to prevailing market conditions to be set forth in a supplemental prospectus filing with the SEC at the time of such offering, should such an offering occur. Zion Oil does not currently have any commitments or specific plans to sell securities.

Zion intends to use the net proceeds from any sale of securities under the shelf registration statement for Zion’s multi-well drilling plan, including costs associated with drilling operations, drilling equipment, completion operations, production equipment, seismic acquisition or general corporate purposes.

A registration statement relating to these securities has been filed with the SEC, but has not yet become effective. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This press release shall not constitute an offer to sell or a solicitation of an offer to buy the securities, nor shall there be any sale of these securities in any jurisdiction in which an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. Any offer of these securities will be made solely by means of the prospectus included in the registration statement and any prospectus supplement that may be issued with respect to such offering.

A copy of the final prospectus and prospectus supplement relating to any offering under the registration statement will be filed with the SEC and may be obtained, when available, by contacting Zion Oil & Gas, Inc., Attn: Investor Relations, 6510 Abrams Road, Suite 300, Dallas, Texas 75231, telephone number 214-221-4610.

About Zion Oil & Gas, Inc.

Zion Oil & Gas, a Delaware corporation, explores for oil and gas in Israel in areas located onshore between Haifa and Tel Aviv. It currently holds two petroleum exploration licenses, the Joseph and the Asher-Menashe Licenses, between Netanya in the south and Haifa in the north, covering a total of approximately 162,000 acres and the Issachar-Zebulun Permit Area, adjacent to and to the east of Zion’s Asher-Menashe license area, covering approximately 165,000 acres. Zion’s total petroleum exploration rights area is approximately 327,000 acres.

Zion’s common stock trades on the NASDAQ Global Market exchange under the symbol “ZN” and Zion’s warrants trade under the symbol “ZNWAW”.

FORWARD LOOKING STATEMENTS: Statements in this press release that are not historical fact, including statements regarding Zion’s operations and planned operations are forward-looking statements as defined in the “Safe Harbor” provision of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on assumptions that are subject to significant known and unknown risks, uncertainties and other unpredictable factors, many of which are described in Zion’s periodic reports filed with the SEC and are beyond Zion’s control, including, without limitation, the ability to cause the shelf registration statement declared effective by the SEC. These risks could cause Zion’s actual performance to differ materially from the results predicted by these forward-looking statements. Zion can give no assurance that the expectations reflected in these statements will prove to be correct and assumes no responsibility to update these statements.

Contact:
Brittany Russell
Zion Oil & Gas, Inc.
6510 Abrams Rd., Suite 300
Dallas, TX 75231
(1) 214-221-4610
Email: brittany@zionoil.com